Exhibit 99.1

NEWS RELEASE

Fortuna drills 22.7 g/t gold over 21.6 meters at Southern Arc, Diamba Sud Gold Project, Senegal

Vancouver, August 13, 2025: Fortuna Mining Corp. (NYSE: FSM | TSX: FVI) is pleased to report additional exploration drilling results from the Southern Arc deposit at the Diamba Sud Gold Project located in Senegal, following the July 7, 2025 resource update (see Fortuna news release dated August 5, 2025).

Paul Weedon, Senior Vice President of Exploration at Fortuna, commented “Exploration drilling at the Southern Arc deposit has continued beyond the data cut-off date for its maiden resource estimate, returning several high-grade intercepts. Highlights include drillhole DSDD488, which intersected 22.7 g/t Au over an estimated true width of 21.6 meters from a downhole depth of 53 meters.”

Mr. Weedon continued, “These results further demonstrate the potential for resource growth at Diamba Sud. The deposit remains open to the south, east, and at depth, with current drilling only extending to approximately 150 meters. Drilling is scheduled to resume in September, following the end of the rainy season, with further results expected by year-end.”

Southern Arc Deposit Drilling highlights include

DSDD418:	6.3 g/t Au 23.3 g/t Au 14.2 g/t Au 17.9 g/t Au

over an estimated true width of 18.2 meters from 31 meters, including over an estimated true width of 0.8 meters from 40 meters, and over an estimated true width of 0.8 meters from 42 meters, and over an estimated true width of 1.6 meters from 45 meters

DSDD440:	6.3 g/t Au 10.3 g/t Au 10.6 g/t Au 10.4 g/t Au 19.4 g/t Au 3.7 g/t Au 13.6 g/t Au

over an estimated true width of 16.8 meters from 30 meters, including over an estimated true width of 1.1 meters from 30.7 meters, and over an estimated true width of 2.4 meters from 34 meters, and over an estimated true width of 0.8 meters from 41 meters, and over an estimated true width of 0.8 meters from 43 meters

over an estimated true width of 11.0 meters from 54.2 meters, including over an estimated true width of 0.8 meters from 54.1 meters

DSDD444:	4.5 g/t Au 14.0 g/t Au 33.5 g/t Au 13.0 g/t Au 13.1 g/t Au

over an estimated true width of 32.0 meters from 30 meters, including over an estimated true width of 1.6 meters from 40 meters, and over an estimated true width of 0.8 meters from 45 meters, and over an estimated true width of 1.6 meters from 48 meters, and over an estimated true width of 0.8 meters from 58 meters

DSDD462[1]:	9.7 g/t Au 21.9 g/t Au 18.4 g/t Au 13.4 g/t Au 14.2 g/t Au 16.8 g/t Au

over an estimated true width of 20.8 meters from 117 meters, including over an estimated true width of 2.2 meters from 120.3 meters, and over an estimated true width of 2.4 meters from 124 meters, and over an estimated true width of 0.8 meters from 129 meters, and over an estimated true width of 0.8 meters from 133 meters, and over an estimated true width of 1.6 meters from 140 meters

DSDD484[1]:	4.2 g/t Au 13.3 g/t Au 14.6 g/t Au 18.4 g/t Au 13.2 g/t Au

over an estimated true width of 31.2 meters from 5 meters, including over an estimated true width of 0.8 meters from 7 meters, and over an estimated true width of 1.6 meters from 15 meters, and over an estimated true width of 0.8 meters from 19 meters, and over an estimated true width of 1.6 meters from 32 meters

DSDD487[1]:	7.8 g/t Au 33.6 g/t Au 20.5 g/t Au 11.1 g/t Au 13.2 g/t Au

over an estimated true width of 22.4 meters from 31 meters, including over an estimated true width of 1.6 meters from 44 meters, and over an estimated true width of 0.8 meters from 51 meters, and over an estimated true width of 1.6 meters from 53 meters, and over an estimated true width of 0.8 meters from 56 meters

DSDD488[1]:	22.7 g/t Au 258.8 g/t Au	over an estimated true width of 21.6 meters from 53 meters, including over an estimated true width of 1.6 meters from 66 meters
DSR933:	6.7 g/t Au 21.6 g/t Au 36.1 g/t Au	over an estimated true width of 4.0 meters from surface, and over an estimated true width of 6.4 meters from 65 meters, including over an estimated true width of 2.4 meters from 67 meters
DSR976[1]:	4.9 g/t Au 19.4 g/t Au	over an estimated true width of 23.2 meters from 51 meters, including over an estimated true width of 3.2 meters from 63 meters

Note:

1. Not included in the resource estimate; see Fortuna news release dated August 5, 2025

Exploration drilling at Southern Arc has been a key focus for the Diamba Sud project with a further 152 reverse circulation (“RC”) and diamond core drill holes for a total of 21,234 meters completed since the previous exploration update (see Fortuna news release dated May 27, 2025). The program at Southern Arc has been paused for the rainy season with drilling expected to resume in mid-September.

Of the 152 drill holes, 53 were completed after the data cutoff for Southern Arc’s maiden Inferred Mineral Resource estimate of 3.9 Mt averaging 1.57 g/t Au and containing 194 koz of gold (see Fortuna news release dated August 5, 2025) and will, along with additional drilling planned for the fourth quarter of 2025, be included in an updated resource estimate planned for the first quarter of 2026. Details of the completed holes are presented in Appendix 1.

Mineralization at Southern Arc occurs as variable fine stockwork vein arrays to diffuse pyrite-silica flooding and has a strong correlation with certain of the tectonic breccias and carbonate units (refer to Figures 1 to 3) and commonly demonstrates an extensive hematite alteration association, similar to the other prospects and deposits at Diamba Sud.

Mineralization remains open at depth and along strike to the south and east.

Figure 1: Southern Arc Section 600NE

Figure 2: Southern Arc Section 650NE

Figure 3: Southern Arc Section 700NE

Refer to Appendix 1 for full details of the drill holes and assay results for this drill program

Quality Assurance & Quality Control (QA - QC)

All drilling data completed by the Company utilized the following procedures and methodologies. All drilling was carried out under the supervision of the Company’s personnel.

All RC drilling used a 5.25-inch face sampling pneumatic hammer with samples collected into 60-liter plastic bags. Samples were kept dry by maintaining enough air pressure to exclude groundwater inflow. If water ingress exceeded the air pressure, RC drilling was stopped, and drilling converted to diamond core tails. Once collected, RC samples were riffle split through a three-tier splitter to yield a 12.5 percent representative sample for submission to the analytical laboratory. The residual 87.5 percent samples were stored at the drill site until assay results were received and validated. Coarse reject samples for all mineralized samples corresponding to significant intervals are retained and stored on-site at the Company-controlled core yard.

All diamond drilling (DD) drill holes started with HQ sized diameter, before reducing to NQ diameter diamond drill bits on intersecting fresh rock. The core was logged, marked up for sampling using standard lengths of one meter or to a geological boundary. Samples were then cut into equal halves using a diamond saw. One half of the core was left in the original core box and stored in a secure location at the Company core yard at the project site. The other half was sampled, catalogued, and placed into sealed bags and securely stored at the site until shipment.

All RC and DD samples were transported by Company vehicle or commercial courier to ALS Global’s preparation laboratories in Kedougou, Senegal or Bamako, Mali, with prepared sample pulps then transported via commercial courier to ALS Global’s analytical facility in Ouagadougou, Burkina Faso. Routine gold analysis using a 50-gram charge and fire assay with an atomic absorption finish was completed for all samples. Samples returning assays >10 ppm Au were reanalyzed using a 50-gram charge and fire assay with a gravimetric finish. Quality control procedures included the systematic insertion of blanks, duplicates and sample standards into the sample stream. In addition, the ALS Global laboratory inserted its own quality control samples.

Qualified Person

Paul Weedon, Senior Vice President, Exploration for Fortuna Mining Corp., is a Qualified Person as defined by National Instrument 43-101 being a member of the Australian Institute of Geoscientists (Membership #6001). Mr. Weedon has reviewed and approved the scientific and technical information contained in this news release. Mr. Weedon has verified the data disclosed, including the sampling, analytical and test data underlying the information or opinions contained herein by reviewing geochemical and geological databases and reviewing diamond drill core. There were no limitations to the verification process.

About Fortuna Mining Corp.

Fortuna Mining Corp. is a Canadian precious metals mining company with three operating mines and a portfolio of exploration projects in Argentina, Côte d’Ivoire, Mexico, and Peru, as well as the Diamba Sud Gold Project in Senegal. Sustainability is at the core of our operations and stakeholder relationships. We produce gold and silver while creating long-term shared value through efficient production, environmental stewardship, and social responsibility. For more information, please visit our website at www.fortunamining.com

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Mining Corp.

Investor Relations:

Carlos Baca | info@fmcmail.com | fortunamining.com | X | LinkedIn | YouTube

Forward looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release may include, without limitation, the Mineral Resource estimates at Diamba Sud; the Company’s proposed exploration plans at Diamba Sud; statements pertaining to the potential for resource growth at Diamba Sud statements about the Company’s business strategies, plans and outlook; the Company’s plans for its mines and mineral properties; changes in general economic conditions and financial markets; the impact of inflationary pressures on the Company’s business and operations; the future results of exploration activities; expectations with respect to metal grade estimates and the impact of any variations relative to metals grades experienced; assumed and future metal prices; the merit of the Company’s mines and mineral properties; and the future financial or operating performance of the Company. Often, but not always, these Forward-looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “proposed”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “anticipated”, “estimated” “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, operational risks associated with mining and mineral processing; uncertainty relating to Mineral Resource and Mineral Reserve estimates; uncertainty relating to capital and operating costs, production schedules and economic returns; risks relating to the Company’s ability to replace its Mineral Reserves; risks related to the conversion of Mineral Resources to Mineral Reserves; risks associated with mineral exploration and project development; uncertainty relating to the repatriation of funds as a result of currency controls; environmental matters including obtaining or renewing environmental permits and potential liability claims; uncertainty relating to nature and climate conditions; laws and regulations regarding the protection of the environment (including greenhouse gas emission reduction and other decarbonization requirements and the uncertainty surrounding the interpretation of omnibus Bill C-59 and the related amendments to the Competition Act (Canada); risks associated with political instability and changes to the regulations governing the Company’s business operations; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in countries in which the Company does or may carry on business; risks associated with war, hostilities or other conflicts, such as the Ukrainian – Russian, and Israeli – Hamas conflicts, and the impacts they may have on global economic activity; risks relating to the termination of the Company’s mining concessions in certain circumstances; developing and maintaining relationships with local communities and stakeholders; risks associated with losing control of public perception as a result of social media and other web-based applications; potential opposition to the Company’s exploration, development and operational activities; risks related to the Company’s ability to obtain adequate financing for planned exploration and development activities; property title matters; risks related to the ability to retain or extend title to the Company’s mineral properties; risks relating to the integration of businesses and assets acquired by the Company; impairments; risks associated with climate change legislation; reliance on key personnel; adequacy of insurance coverage; operational safety and security risks; legal proceedings and potential legal proceedings; uncertainties relating to general economic conditions; risks relating to a global pandemic, which could impact the Company’s business, operations, financial condition and share price; competition; fluctuations in metal prices; risks associated with entering into commodity forward and option contracts for base metals production; fluctuations in currency exchange rates and interest rates; tax audits and reassessments; risks related to hedging; uncertainty relating to concentrate treatment charges and transportation costs; sufficiency of monies allotted by the Company for land reclamation; risks associated with dependence upon information technology systems, which are subject to disruption, damage, failure and risks with implementation and integration; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form for the fiscal year ended December 31, 2024. Although the Company has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including, but not limited to, the accuracy of the Company’s current Mineral Resource and Mineral Reserve estimates; that the Company’s activities will be conducted in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company, its properties or its production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing, and recovery rate estimates and may be impacted by unscheduled maintenance, labor and contractor availability and other operating or technical difficulties); the duration and effect of global and local inflation; the duration and impacts of geo-political uncertainties on the Company’s production, workforce, business, operations and financial condition; the expected trends in mineral prices, inflation and currency exchange rates; that all required approvals and permits will be obtained for the Company’s business and operations on acceptable terms; that there will be no significant disruptions affecting the Company's operations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events, or results or otherwise, except as required by law. There can be no assurance that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

All reserve and resource estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. All Mineral Reserve and Mineral Resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Reserves. Canadian standards, including NI 43-101, differ significantly from the requirements of the Securities and Exchange Commission, and mineral reserve and resource information included in this news release may not be comparable to similar information disclosed by U.S. companies.

Appendix 1

Drill holes completed after July 7, 2025, are shown in italics

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elev. (m)	EOH[1,2] Depth (m)	UTM Azimuth	Dip	Depth[2,3] From (m)	Depth[2] To (m)	Drilled[2] Width (m)	ETW[4] (m)	Au (ppm)	Hole Type[5]	Area
DSDD408	232599	1426198	145	110	150	-50	42	48	6	4.8	1.5	DD	Southern Arc
DSDD409	232666	1426221	146	147	150	-50	NSI					DD	Southern Arc
DSDD410	232588	1426263	146	164	150	-50	39	43	4	3.2	2.2	DD	Southern Arc
							61	72	11	8.8	0.9	DD	Southern Arc
DSDD411	232556	1426219	145	134	150	-50	NSI					DD	Southern Arc
DSDD412	232631	1426245	146	150	150	-50	130	133	3	2.4	1.8	DD	Southern Arc
DSDD413	232717	1426204	145	119	150	-50	NSI					DD	Southern Arc
DSDD414	232404	1426439	148	150	150	-50	68	74	6	4.8	4.5	DD	Southern Arc
DSDD415	232589	1426101	143	146	150	-50	NSI					DD	Southern Arc
DSDD416	232674	1426174	145	152	150	-50	NSI					DD	Southern Arc
DSDD417	232454	1426461	148	117	150	-50	NSI					DD	Southern Arc
DSDD418	232366	1426364	147	126	90	-50	31	53.75	22.75	18.2	6.3	DD	Southern Arc
						incl	40	41	1	0.8	23.3	DD	Southern Arc
						and	42	43	1	0.8	14.2	DD	Southern Arc
						and	45	47	2	1.6	17.9	DD	Southern Arc
							61	71	10	8.0	1.9	DD	Southern Arc
DSDD419	232602	1426262	146	114	90	-50	9	13	4	3.2	5.5	DD	Southern Arc
						incl	10	12	2	1.6	Core Loss	DD	Southern Arc
						and	12	13	1	0.8	21.2	DD	Southern Arc
DSDD420	232563	1426261	146	137	90	-50	98.3	99	0.7	0.6	28.5	DD	Southern Arc
DSDD421	232405	1426360	147	108	90	-50	56.45	61.35	4.9	3.9	6.8	DD	Southern Arc
						incl	58	60	2	1.6	14.5	DD	Southern Arc
DSDD422	232218	1426132	145	113	90	-50	NSI					DD	Southern Arc
DSDD423	232601	1426078	142	125	335	-50	NSI					DD	Southern Arc
DSDD431	232350	1426410	147	237	150	-50	58.3	63	4.7	3.8	9.8	DD	Southern Arc
						incl	58	59	1	0.6	57.8	DD	Southern Arc
							84	104	20	16.0	2.7	DD	Southern Arc
						incl	87	88	1	0.8	13.3	DD	Southern Arc
						and	94	95	1	0.8	18.3	DD	Southern Arc
							121	133.75	12.75	10.2	3.7	DD	Southern Arc
						incl	127	128	1	0.8	17.3	DD	Southern Arc
							141	146.1	5	4.1	1.3	DD	Southern Arc
						incl	142	143	1	0.8	Core Loss	DD	Southern Arc

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elev. (m)	EOH[1,2] Depth (m)	UTM Azimuth	Dip	Depth[2,3] From (m)	Depth[2] To (m)	Drilled[2] Width (m)	ETW[4] (m)	Au (ppm)	Hole Type[5]	Area
							156	191	35	28.0	1.9	DD	Southern Arc
DSDD433	232303	1426394	147	129	150	-50	91	97	6	4.8	3.8	DD	Southern Arc
						incl	92	93	1	0.8	10.7	DD	Southern Arc
							103	120	17	13.6	7.9	DD	Southern Arc
						incl	110	112	2	1.6	46.6	DD	Southern Arc
						and	119	119.5	0.5	0.4	19.4	DD	Southern Arc
DSDD434	232380	1426482	148	172	150	-50	NSI					DD	Southern Arc
DSDD435	232442	1426416	147	92	150	-50	NSI					DD	Southern Arc
DSDD436	232388	1426437	148	92	150	-50	NSI					DD	Southern Arc
DSDD437	232173	1426134	145	198	90	-50	90	95	5	4.0	1.0	DD	Southern Arc
DSDD438	232409	1426304	147	81	150	-50	NSI					DD	Southern Arc
DSDD439	232325	1426355	147	113	150	-50	NSI					DD	Southern Arc
DSDD440	232866	1426115	144	144	330	-50	22.2	26	3.8	3.0	2.6	DD	Southern Arc
							30	51	21	16.8	6.3	DD	Southern Arc
						incl	30.7	32	1.35	1.1	10.3	DD	Southern Arc
						and	34	37	3	2.4	10.6	DD	Southern Arc
						and	41	42	1	0.8	10.4	DD	Southern Arc
						and	43	44	1	0.8	19.4	DD	Southern Arc
						and	45	46	1	0.8	21.2	DD	Southern Arc
							54.2	68	13.8	11.0	3.7	DD	Southern Arc
						incl	55	56	1	0.8	13.6	DD	Southern Arc
DSDD441	232338	1426463	148	137	150	-50	117.35	129	11.65	9.3	1.4	DD	Southern Arc
DSDD442	232197	1426201	146	101	90	-50	NSI					DD	Southern Arc
DSDD443	232799	1426122	145	105	330	-50	2	10	8	6.4	0.8	DD	Southern Arc
							16	29	13	10.4	3.0	DD	Southern Arc
							37	45.55	8.55	6.8	0.8	DD	Southern Arc
							51	66.6	15.6	12.5	5.0	DD	Southern Arc
						incl	58.45	60	1.55	1.2	11.6	DD	Southern Arc
						and	62	63	1	0.8	24.2	DD	Southern Arc
							75	76.2	1.2	1.0	5.7	DD	Southern Arc
DSDD444	232380	1426385	147	84	150	-50	30	70	40	32.0	4.5	DD	Southern Arc
						incl	40	42	2	1.6	14.0	DD	Southern Arc
						and	45	46	1	0.8	33.5	DD	Southern Arc
						and	48	50	2	1.6	13.0	DD	Southern Arc
						and	58	59	1	0.8	13.1	DD	Southern Arc
DSDD445	232176	1426163	145	140	90	-50	86	89	3	2.4	1.8	DD	Southern Arc
DSDD446	232403	1426387	147	65	150	-50	0	24	24	19.2	4.5	DD	Southern Arc

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elev. (m)	EOH[1,2] Depth (m)	UTM Azimuth	Dip	Depth[2,3] From (m)	Depth[2] To (m)	Drilled[2] Width (m)	ETW[4] (m)	Au (ppm)	Hole Type[5]	Area
						incl	3	4	1	0.8	Core Loss	DD	Southern Arc
						and	14	15	1	0.8	11.1	DD	Southern Arc
						and	17	18	1	0.8	12.2	DD	Southern Arc
						and	19	20	1	0.8	15.5	DD	Southern Arc
DSDD447	232743	1426143	145	99	330	-50	53.55	58	4.45	3.6	5.0	DD	Southern Arc
						incl	56	57	1	0.8	15.1	DD	Southern Arc
							76	80.75	4.75	3.8	1.3	DD	Southern Arc
DSDD448	232419	1426415	147	101	150	-50	0	35	35	28.0	3.0	DD	Southern Arc
						incl	3	4	1	0.8	Core Loss	DD	Southern Arc
						and	16	17	1	0.8	10.8	DD	Southern Arc
						and	22	23	1	0.8	18.0	DD	Southern Arc
DSDD449	232454	1426388	147	80	150	-50	NSI					DD	Southern Arc
DSDD450	232882	1426077	143	135	330	-50	68	72	4	3.2	2.2	DD	Southern Arc
DSDD451	232581	1426489	146	110	150	-50	NSI					DD	Southern Arc
DSDD452	232437	1426489	148	143	150	-50	NSI					DD	Southern Arc
DSDD453	232561	1426272	146	170	150	-50	87	99	12	9.6	1.5	DD	Southern Arc
							103	122	19	15.2	0.9	DD	Southern Arc
							134	149	15	12.0	5.4	DD	Southern Arc
						incl	139	141	2	1.6	15.6	DD	Southern Arc
DSDD454	232854	1426075	144	165	330	-50	NSI					DD	Southern Arc
DSDD455	232565	1426304	146	176	150	-50	NSI					DD	Southern Arc
DSDD456	232537	1426251	145	156	150	-50	105	110	5	4.0	1.7	DD	Southern Arc
DSDD457	232734	1426227	145	123	150	-50	57	74	17	13.6	6.1	DD	Southern Arc
						incl	67	68	1	0.8	12.5	DD	Southern Arc
						and	69	71	2	1.6	16.4	DD	Southern Arc
						and	73	74	1	0.8	16.5	DD	Southern Arc
							91	94	3	2.4	8.4	DD	Southern Arc
						incl	93	94	1	0.8	14.7	DD	Southern Arc
DSDD458	232781	1426220	144	140	150	-50	21	43.45	22	18.0	4.5	DD	Southern Arc
						incl	35	36	1	0.8	12.7	DD	Southern Arc
						and	38	41	3	2.4	16.4	DD	Southern Arc
							119	128	9	7.2	0.7	DD	Southern Arc
DSDD459	232472	1426085	142	110	150	-50	NSI					DD	Southern Arc
DSDD460	232810	1426257	143	183	150	-50	167	180.7	14	11.0	1.7	DD	Southern Arc
DSDD461	232869	1426207	143	185	150	-50	78	87	9	7.2	6.2	DD	Southern Arc
						incl	81	83	2	1.6	20.1	DD	Southern Arc
							155	175	20	16.0	0.9	DD	Southern Arc

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elev. (m)	EOH[1,2] Depth (m)	UTM Azimuth	Dip	Depth[2,3] From (m)	Depth[2] To (m)	Drilled[2] Width (m)	ETW[4] (m)	Au (ppm)	Hole Type[5]	Area
DSDD462	232913	1426251	143	159	150	-50	117	143	26	20.8	9.7	DD	Southern Arc
						incl	120.3	123	3	2.2	21.9	DD	Southern Arc
						and	124	127	3	2.4	18.4	DD	Southern Arc
						and	129	130	1	0.8	13.4	DD	Southern Arc
						and	133	134	1	0.8	14.2	DD	Southern Arc
						and	140	142	2	1.6	16.8	DD	Southern Arc
DSDD463	232889	1426230	143	149	150	-50	83	94	11	8.8	4.2	DD	Southern Arc
						incl	90	91	1	0.8	26.9	DD	Southern Arc
							116	132.4	16.4	13.1	5.0	DD	Southern Arc
						incl	124	125	1	0.8	10.1	DD	Southern Arc
						and	130	132.4	2	1.9	17.0	DD	Southern Arc
DSDD464	232467	1426355	147	108	150	-50	NSI					DD	Southern Arc
DSDD465	232807	1426213	144	169.5	150	-50	9	15	6	4.8	1.4	DD	Southern Arc
							68	75	7	5.6	2.1	DD	Southern Arc
							92	103	11	8.8	1.1	DD	Southern Arc
DSDD466	232949	1426170	143	168	150	-50	NSI					DD	Southern Arc
DSDD467	232797	1426118	144	184	150	-50	NSI					DD	Southern Arc
DSDD468	232694	1426082	144	185	150	-50	126	137	11	8.8	1.0	DD	Southern Arc
							162	166	4	3.2	5.2	DD	Southern Arc
						incl	162	163	1	0.8	11.0	DD	Southern Arc
DSDD469	232842	1426105	144	131	150	-50	73.5	88.5	15	12.0	8.4	DD	Southern Arc
						incl	80	83	3	2.4	21.6	DD	Southern Arc
						and	86	87.2	1.2	1.0	11.8	DD	Southern Arc
							92	99	7	5.6	3.4	DD	Southern Arc
DSDD470	232763	1426110	144	157	150	-50	138	141	3	2.4	3.7	DD	Southern Arc
DSDD471	232860	1426076	143	161	150	-50	36.3	46	9.7	7.8	1.5	DD	Southern Arc
							55.85	75.45	19.6	15.7	3.3	DD	Southern Arc
DSDD472	232960	1426216	143	161	150	-50	133	149	16	12.8	6.5	DD	Southern Arc
						incl	135	138	3	2.4	17.2	DD	Southern Arc
						and	139	140	1	0.8	20.7	DD	Southern Arc
							154.85	159.6	4.75	3.8	2.7	DD	Southern Arc
DSDD473	232554	1426339	146	231	150	-50	97	98	1	0.8	13.7	DD	Southern Arc
DSDD474	232983	1426171	143	143	150	-50	NSI					DD	Southern Arc
DSDD475	232969	1426254	143	140	150	-50	NSI					DD	Southern Arc
DSDD476	232498	1426323	145	252	150	-50	123	126	3	2.4	1.7	DD	Southern Arc
							151	161.5	10.5	8.4	0.7	DD	Southern Arc
DSDD477	232879	1426094	144	166	150	-50	56.5	69.3	12.75	10.2	3.7	DD	Southern Arc

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elev. (m)	EOH[1,2] Depth (m)	UTM Azimuth	Dip	Depth[2,3] From (m)	Depth[2] To (m)	Drilled[2] Width (m)	ETW[4] (m)	Au (ppm)	Hole Type[5]	Area
						incl	57	58	1	0.8	11.6	DD	Southern Arc
						and	66	66.6	0.6	0.5	15.3	DD	Southern Arc
							79.5	90	10.5	8.4	11.9	DD	Southern Arc
						incl	80	84	4	3.2	21.4	DD	Southern Arc
						and	88	89	1	0.8	15.7	DD	Southern Arc
DSDD478	232740	1426275	144	119	150	-50	31.45	38	6.55	5.2	3.5	DD	Southern Arc
						incl	32.3	33	0.7	0.6	10.8	DD	Southern Arc
DSDD480	232893	1426117	143	179	150	-50	22.75	35	12.25	9.8	6.4	DD	Southern Arc
						incl	27	28	1	0.8	14.1	DD	Southern Arc
						and	30	32	2	1.6	20.8	DD	Southern Arc
							50	86.2	36.2	29.0	2.5	DD	Southern Arc
							139.2	144.5	5.25	4.2	2.3	DD	Southern Arc
							160.3	162	1.7	1.4	3.2	DD	Southern Arc
DSDD481	232717	1426265	145	119	150	-50	53	65	12	9.6	6.1	DD	Southern Arc
						incl	59	60	1	0.8	11.5	DD	Southern Arc
						and	61	62	1	0.8	12.0	DD	Southern Arc
						and	64	65	1	0.8	14.6	DD	Southern Arc
DSDD482	232685	1426240	146	137	150	-50	72	74	2	1.6	10.8	DD	Southern Arc
						incl	73	74	1	0.8	13.4	DD	Southern Arc
							100.8	104.5	3.65	2.9	3.9	DD	Southern Arc
DSDD483	232308	1426459	148	249	150	-50	162	171	9	7.2	1.3	DD	Southern Arc
DSDD484	232923	1426118	143	161	150	-50	5	44	39	31.2	4.2	DD	Southern Arc
						incl	7	8	1	0.8	13.3	DD	Southern Arc
						and	11	12	1	0.8	Core Loss	DD	Southern Arc
						and	15	17	2	1.6	14.6	DD	Southern Arc
						and	19	20	1	0.8	18.4	DD	Southern Arc
						and	32	34	2	1.6	13.2	DD	Southern Arc
DSDD485	232867	1426157	143	179	150	-50	58	64	6	4.8	3.9	DD	Southern Arc
						incl	63	64	1	0.8	14.9	DD	Southern Arc
							69	92	23	18.4	1.3	DD	Southern Arc
DSDD487	232905	1426062	143	128	150	-50	31	59	28	22.4	7.8	DD	Southern Arc
						incl	44	46	2	1.6	33.6	DD	Southern Arc
						and	51	52	1	0.8	20.5	DD	Southern Arc
						and	53	55	2	1.6	11.1	DD	Southern Arc
						and	56	57	1	0.8	13.2	DD	Southern Arc
DSDD488	232899	1426165	143	152	150	-50	53	80	27	21.6	22.7	DD	Southern Arc
						incl	63	64	1	0.8	27.4	DD	Southern Arc

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elev. (m)	EOH[1,2] Depth (m)	UTM Azimuth	Dip	Depth[2,3] From (m)	Depth[2] To (m)	Drilled[2] Width (m)	ETW[4] (m)	Au (ppm)	Hole Type[5]	Area
						and	66	68	2	1.6	258.8	DD	Southern Arc
						and	69	69.9	0.85	0.7	13.4	DD	Southern Arc
						and	77	78	1	0.8	17.0	DD	Southern Arc
DSDD489	232825	1426079	144	182	150	-50	NSI					DD	Southern Arc
DSDD490	232390	1426463	148	123	150	-50	NSI					DD	Southern Arc
DSDD491	232725	1426076	144	200	150	-50	113	118.2	5.2	4.2	3.6	DD	Southern Arc
							122	147	25	20.0	4.8	DD	Southern Arc
						incl	132	133	1	0.8	10.6	DD	Southern Arc
						and	135	136	1	0.8	10.6	DD	Southern Arc
						and	138	139	1	0.8	15.1	DD	Southern Arc
						and	140	141	1	0.8	10.9	DD	Southern Arc
							187	196	9	7.2	1.0	DD	Southern Arc
DSDD492	232725	1426036	143	152	150	-50	68	80	12	9.6	3.8	DD	Southern Arc
						incl	68	69	1	0.8	14.3	DD	Southern Arc
						and	72	73	1	0.8	15.3	DD	Southern Arc
						and	75.8	77	1.2	1.0	19.0	DD	Southern Arc
							96	112	16	12.8	5.7	DD	Southern Arc
							103	106	3	2.4	16.2	DD	Southern Arc
							128	139.8	11.8	9.4	3.2	DD	Southern Arc

DSR895	232298	1426361	147	132	150	-50	NSI					RC	Southern Arc
DSR896	232572	1426139	143	132	150	-50	79	89	10	8.0	1.4	RC	Southern Arc
							95	101	6	4.8	4.5	RC	Southern Arc
						incl	95	96	1	0.8	19.7	RC	Southern Arc
							122	126	4	3.2	6.9	RC	Southern Arc
						incl	122	123	1	0.8	26.4	RC	Southern Arc
DSR897	232751	1426211	145	143	150	-50	30	38	8	6.4	1.7	RC	Southern Arc
DSR898	232714	1426298	145	174	150	-50	NSI					RC	Southern Arc
DSR899	232694	1426341	145	186	150	-50	NSI					RC	Southern Arc
DSR900	232636	1426327	146	102	150	-50	NSI					RC	Southern Arc
DSR901	232656	1426261	146	144	150	-50	NSI					RC	Southern Arc
DSR902	232470	1426010	141	102	150	-50	NSI					RC	Southern Arc
DSR903	232499	1426048	141	100	150	-50	NSI					RC	Southern Arc
DSR904	232549	1426073	142	102	150	-50	NSI					RC	Southern Arc
DSR905	232367	1426373	147	162	150	-50	NSI					RC	Southern Arc
DSR908	232356	1426429	148	138	150	-50	NSI					RC	Southern Arc
DSR909	232513	1426256	145	126	150	-50	NSI					RC	Southern Arc

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elev. (m)	EOH[1,2] Depth (m)	UTM Azimuth	Dip	Depth[2,3] From (m)	Depth[2] To (m)	Drilled[2] Width (m)	ETW[4] (m)	Au (ppm)	Hole Type[5]	Area
DSR910	232492	1426186	143	138	150	-50	NSI					RC	Southern Arc
DSR911	232462	1426232	144	120	150	-50	NSI					RC	Southern Arc
DSR912	232839	1426260	143	180	150	-50	84	86	2	1.6	8.2	RC	Southern Arc
						incl	85	86	1	0.8	15.7	RC	Southern Arc
							165	172	7	5.6	0.8	RC	Southern Arc
DSR913	232757	1426331	144	156	150	-50	119	122	3	2.4	4.1	RC	Southern Arc
DSR914	232548	1426288	146	180	150	-50	83	89	6	4.8	4.5	RC	Southern Arc
DSR915	232262	1426400	148	156	150	-50	NSI					RC	Southern Arc
DSR916	232221	1426378	147	162	150	-50	NSI					RC	Southern Arc
DSR927	232282	1426078	144	120	90	-50	NSI					RC	Southern Arc
DSR928	232240	1426077	144	132	90	-50	NSI					RC	Southern Arc
DSR929	232283	1426031	143	114	90	-50	68	70	2	1.6	3.6	RC	Southern Arc
DSR930	232244	1426028	144	104	90	-50	NSI					RC	Southern Arc
DSR931	232181	1426248	146	132	90	-50	NSI					RC	Southern Arc
DSR932	232910	1426139	143	144	330	-50	NSI					RC	Southern Arc
DSR933	232786	1426147	145	102	330	-50	0	5	5	4.0	6.7	RC	Southern Arc
						incl	2	3	1	0.8	10.6	RC	Southern Arc
							65	73	8	6.4	21.6	RC	Southern Arc
						incl	67	70	3	2.4	36.1	RC	Southern Arc
						and	71	72	1	0.8	52.2	RC	Southern Arc
DSR934	232765	1426112	145	120	330	-50	59	73	14	11.2	3.5	RC	Southern Arc
DSR935	232658	1426146	145	162	330	-50	NSI					RC	Southern Arc
DSR936	232643	1426069	143	108	330	-50	NSI					RC	Southern Arc
DSR937	232380	1426253	145	60	150	-50	NSI					RC	Southern Arc
DSR938	232360	1426291	146	84	150	-50	NSI					RC	Southern Arc
DSR939	232401	1426270	145	90	150	-50	NSI					RC	Southern Arc
DSR940	232519	1426441	148	162	150	-50	NSI					RC	Southern Arc
DSR941	232498	1426476	148	162	150	-50	NSI					RC	Southern Arc
DSR942	232400	1426493	148	150	150	-50	NSI					RC	Southern Arc
DSR943	232817	1426147	144	126	330	-50	NSI					RC	Southern Arc
DSR944	232839	1426105	144	168	330	-50	4	5	1	0.8	6.7	RC	Southern Arc
							25	38	13	10.4	5.9	RC	Southern Arc
						incl	34	36	2	1.6	15.9	RC	Southern Arc
							44	84	40	32.0	2.4	RC	Southern Arc
						incl	64	65	1	0.8	13.3	RC	Southern Arc
DSR945	232862	1426170	143	128	330	-50	99	114	15	12.0	1.3	RC	Southern Arc
DSR946	232889	1426130	143	162	330	-50	NSI					RC	Southern Arc

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elev. (m)	EOH[1,2] Depth (m)	UTM Azimuth	Dip	Depth[2,3] From (m)	Depth[2] To (m)	Drilled[2] Width (m)	ETW[4] (m)	Au (ppm)	Hole Type[5]	Area
DSR947	232739	1426106	144	132	330	-50	NSI					RC	Southern Arc
DSR948	232718	1426080	144	120	330	-50	NSI					RC	Southern Arc
DSR949	232697	1426081	144	168	330	-50	131	135	4	3.2	2.3	RC	Southern Arc
							148	164	16	12.8	2.3	RC	Southern Arc
						incl	157	158	1	0.8	13.6	RC	Southern Arc
DSR950	232578	1426084	142	138	150	-50	NSI					RC	Southern Arc
DSR951	232610	1426324	146	138	150	-50	NSI					RC	Southern Arc
DSR952	232613	1426371	145	104	150	-50	NSI					RC	Southern Arc
DSR953	232515	1426289	146	186	150	-50	98	119	21	16.8	4.0	RC	Southern Arc
						incl	114	115	1	0.8	45.7	RC	Southern Arc
						and	117	118	1	0.8	11.0	RC	Southern Arc
							152	178	26	20.8	4.4	RC	Southern Arc
						incl	157	159	2	1.6	18.8	RC	Southern Arc
						and	166	167	1	0.8	13.0	RC	Southern Arc
DSR954	232936	1426202	143	114	150	-50	96	113	17	13.6	3.9	RC	Southern Arc
						incl	103	104	1	0.8	19.6	RC	Southern Arc
						and	109	110	1	0.8	24.2	RC	Southern Arc
DSR955	232915	1426191	143	108	150	-50	83	103	20	16.0	2.6	RC	Southern Arc
						incl	99	100	1	0.8	18.4	RC	Southern Arc
DSR956	232857	1426141	144	132	150	-50	30	38	8	6.4	2.1	RC	Southern Arc
							61	72	11	8.8	2.8	RC	Southern Arc
						incl	69	70	1	0.8	12.9	RC	Southern Arc
							83	110	27	21.6	2.2	RC	Southern Arc
						incl	91	92	1	0.8	11.5	RC	Southern Arc
							115	128	13	10.4	6.6	RC	Southern Arc
						incl	122	125	3	2.4	18.2	RC	Southern Arc
DSR957	232820	1426193	144	156	150	-50	44	76	32	25.6	2.3	RC	Southern Arc
DSR958	232763	1426187	145	108	150	-50	15	23	8	6.4	1.1	RC	Southern Arc
							42	54	12	9.6	1.3	RC	Southern Arc
							58	70	12	9.6	0.5	RC	Southern Arc
							89	101	12	9.6	1.5	RC	Southern Arc
DSR959	232763	1426243	144	162	150	-50	41	57	16	12.8	1.3	RC	Southern Arc
DSR960	232859	1426282	143	111	150	-50	91	102	11	8.8	4.0	RC	Southern Arc
						incl	97	98	1	0.8	21.4	RC	Southern Arc
DSR961	232785	1426306	143	186	150	-50	172	174	2	1.6	3.0	RC	Southern Arc
DSR962	232324	1426440	148	156	150	-50	123	127	4	3.2	3.5	RC	Southern Arc
							139	145	6	4.8	3.7	RC	Southern Arc

HoleID	Easting (WGS84_29N)	Northing (WGS84_29N)	Elev. (m)	EOH[1,2] Depth (m)	UTM Azimuth	Dip	Depth[2,3] From (m)	Depth[2] To (m)	Drilled[2] Width (m)	ETW[4] (m)	Au (ppm)	Hole Type[5]	Area
						incl	140	141	1	0.8	12.2	RC	Southern Arc
							153	156	3	2.4	1.7	RC	Southern Arc
DSR963	232883	1426295	143	162	150	-50	NSI					RC	Southern Arc
DSR964	232475	1426474	148	150	150	-50	NSI					RC	Southern Arc
DSR965	232489	1426442	147	162	150	-50	NSI					RC	Southern Arc
DSR966	232512	1426401	147	180	150	-50	NSI					RC	Southern Arc
DSR967	232531	1426374	146	162	150	-50	NSI					RC	Southern Arc
DSR968	232628	1426148	145	162	150	-50	122	123	1	0.8	8.1	RC	Southern Arc
DSR969	232647	1426112	144	138	150	-50	34	51	17	13.6	1.3	RC	Southern Arc
							59	63	4	3.2	1.6	RC	Southern Arc
							67	86	19	15.2	1.5	RC	Southern Arc
						incl	85	86	1	0.8	10.2	RC	Southern Arc
DSR970	232785	1426069	143	108	150	-50	NSI					RC	Southern Arc
DSR971	232844	1426032	143	144	150	-50	60	64	4	3.2	2.6	RC	Southern Arc
							78	80	2	1.6	4.6	RC	Southern Arc
DSR972	232813	1426019	143	120	150	-50	NSI					RC	Southern Arc
DSR973	232537	1426160	143	150	150	-50	NSI					RC	Southern Arc
DSR974	232474	1426264	145	162	150	-50	NSI					RC	Southern Arc
DSR975	232980	1426119	143	126	150	-50	NSI					RC	Southern Arc
DSR976	232962	1426110	143	126	150	-50	51	80	29	23.2	4.9	RC	Southern Arc
						incl	63	67	4	3.2	19.4	RC	Southern Arc
DSR977	232960	1426162	143	128	150	-50	95	107	12	9.6	4.3	RC	Southern Arc
DSR978	232766	1426064	143	108	150	-50	NSI					RC	Southern Arc
DSR979	232746	1425990	142	120	150	-50	60	80	20	16.0	3.3	RC	Southern Arc
						incl	62	63	1	0.8	19.9	RC	Southern Arc
							84	92	8	6.4	1.4	RC	Southern Arc
							99	111	12	9.6	2.6	RC	Southern Arc
DSR980	232748	1426033	143	108	150	-50	82	87	5	4.0	1.8	RC	Southern Arc
							93	101	8	6.4	0.7	RC	Southern Arc
DSR991	232693	1425987	142	126	150	-50	NSI					RC	Southern Arc
DSR992	232692	1426031	142	126	150	-50	71	83	12	9.6	2.0	RC	Southern Arc
						incl	76	77	1	0.8	10.0	RC	Southern Arc
							88	102	14	11.2	1.0	RC	Southern Arc
DSR993	232443	1426350	147	60	150	-50	NSI					RC	Southern Arc

Notes:

1. EOH: End of hole

2. Depths and widths reported to nearest significant decimal place

3. NSI: No significant intercepts

4. ETW: Estimated true width

5. RC: reverse circulation drilling | DD: diamond drilling tail | RCD: reverse circulation drilling with diamond tail

- 18 -